Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, NY 10036

August 31, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 333-175829)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to U.S. Real Estate Portfolio (“MSIF Real Estate”) and Small Company Growth Portfolio (“MSIF Small Company Growth” and, together with MSIF Real Estate, the “Acquiring Funds”), each a portfolio of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2011 in connection with (i) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Real Estate Fund (“Real Estate”) would be transferred to MSIF Real Estate, in exchange for shares of common stock of MSIF Real Estate (the “Real Estate Reorganization”) and (ii) a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Special Growth Fund (“Special Growth” and, together with Real Estate, the “Acquired Funds”) would be transferred to MSIF Small Company Growth, in exchange for shares of common stock of MSIF Small Company Growth (the “Special Growth Reorganization”).  Real Estate, MSIF Real Estate, Special Growth and MSIF Small Company Growth are each referred to herein as a “Fund” and, collectively as the “Funds.”  The Real Estate Reorganization and Special Growth Reorganization are each referred to herein as a “Reorganization” and, together as the “Reorganizations.” Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No.1 to the Registrant’s Registration Statement that will be filed via EDGAR on or about August 31, 2011.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please ensure that the font size used in the Registration Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.          The font size complies with the requirements of Rule 420.

Comment 3.         Please confirm that supplements were filed with the Commission for Real Estate and Special Growth disclosing the proposed Reorganizations.

Response 3.          We hereby confirm that supplements were filed pursuant to Rule 497 for each of Real Estate and Special Growth on June 8, 2011.

COMMENTS TO THE PROSPECTUS

Comment 4.         Please include disclosure that Real Estate and Special Growth will each wind up their affairs and deregister as an investment company.

Response 4.          Each Acquired Fund will be liquidated and terminated pursuant to the applicable Agreement and Plan of Reorganization. Disclosure to this effect is included in numbered paragraphs 1 and 2 on the cover of the prospectus as well as under the section entitled “The Reorganizations—The Reorganization Agreements.”

Comment 5.         Please include disclosure regarding any changes to the Acquiring Funds’ shareholder service profile as a result of the Reorganizations.

Response 5.          A chart comparing the service providers of each Acquired Fund and corresponding Acquiring Fund is included in the section entitled “Synopsis—Comparison of each Acquired Fund and Acquiring Fund.”  In most cases the service providers to the Acquiring Funds are the same legal entities and/or the same underlying personnel as the service providers to the Acquired Funds.  As a result, the types of services, costs, service standards and management oversight of the Acquiring Funds are expected to be substantially similar to those currently provided to the Acquired Funds.  A description of the distribution plans and shareholder services plans relating to the Funds is provided in the section referenced above.

Comment 6.         Please confirm that the stockholders of MSIF Real Estate and MSIF Small Company Growth are not being asked to vote on the applicable Reorganizations.

Response 6.          We hereby confirm that the stockholders of MSIF Real Estate and MSIF Small Company Growth are not being asked to vote on the applicable Reorganizations.

Comment 7.         In the section entitled “Synopsis—General,” please revise the disclosure to indicate that any subsequent purchases of Class H shares of an Acquiring Fund after the applicable Reorganization will be subject to the initial sales charge schedule.

Response 7.          The disclosure has been revised as requested.

Comment 8.         Please consider moving the footnotes to the Fee Tables to after the Example.

Response 8.          We respectfully acknowledge your comment; however we believe the current placement of the footnotes is appropriate.

Comment 9.         Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 9.          This line item is not applicable to the Funds at this time.

Comment 10.       Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 10.        There is currently no provision for the recoupment or recapture of waived fees.

Comment 11.       Please confirm that the term “Company,” as used in the footnotes to the Annual Fund Operating Expenses tables, has been previously defined.

Response 11.        The term “Company” is defined in the second paragraph on the cover of the prospectus and refers to the Registrant.

Comment 12.       Disclosure under the section entitled “Synopsis—Comparison of each Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions” states that an investor’s account may be subject to involuntary conversion or redemption.  Please explain supplementally what is meant by the underlined phrase and indicate where such description is available to shareholders.

Response 12.        An investor’s account may be subject to involuntary conversion or redemption if the value of such investor’s account falls below the minimum initial investment amounts for the applicable class of shares as a result of share redemptions or if such investor no longer meets one of the waiver criteria.  Cross-references to the applicable sections of the Acquiring Funds’ prospectuses, which discuss the involuntary conversion and redemption of an investor’s account, are contained in the sections entitled “Synopsis—Comparison of each Acquired Fund and Acquiring Fund—Purchases, Exchanges and Redemptions—Class A and Class B Shares of Acquired Funds/Class H Shares of Acquiring Fund—Minimum Investments,” “—Class C Shares of Acquired Fund/Class L Shares of Acquiring Fund—Minimum Investments” and “—Class I Shares of Acquired Fund/Class I Shares of Acquiring Fund—Minimum Investments.”

Comment 13.       Please confirm how the Funds intend to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.

Response 13.        Brokers only have discretionary authority to vote uninstructed shares on routine matters.  Because the approval of the Reorganizations is not considered a “routine matter,” broker “non-votes” are not applicable and therefore are not taken into account for purposes of approving an adjournment.

Comment 14.       In the section entitled “The Reorganizations—Tax Aspects of the Reorganizations,” please include disclosure on the loss of any capital loss carryforwards as a result of the Reorganization, if applicable.

Response 14.        The Reorganizations will not result in the loss of capital loss carryforwards.  Disclosure to this effect is included in the first paragraph under the section entitled “The Reorganizations—The Boards’ Considerations.”

Comment 15.       Please confirm the types of equity securities in which Real Estate may invest.

Response 15.        The equity securities in which Real Estate may invest include common stock, preferred stock, convertible securities, depositary receipts and rights and warrants.

Comment 16.       Please include the Fee Tables for the Acquiring Funds.

Response 16.        The Fee Tables for the Acquiring Funds have been included.

Comment 17.       Please update the capitalization table to include the capitalization information with respect to the Acquiring Funds.  In addition, please update the capitalization table numbers as of a date within 30 days of the date of the filing.

Response 17.        The capitalization tables have been updated as requested.

Comment 18.       Please replace “The expenses of this solicitation…” in the second sentence of the section entitled “Synopsis—Expenses of the Solicitation” with “The expenses of the Reorganizations...”

Response 18.        The disclosure has been revised as requested.

Comment 19.       Please confirm that no securities are required to be sold in connection with the Special Growth Reorganization.

Response 19.        We hereby confirm that no securities are required to be sold in connection with the Special Growth Reorganization.

*                              *                              *

As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

•              the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6980 (tel) or (212) 507-8589 (fax) or Allison Fumai of Dechert LLP at (212) 698-3526 (tel) or (212) 698-3599 (fax).  Thank you.

Best regards,

/s/ Daniel E. Burton

Daniel E. Burton